Mail Stop 6010

April 23, 2008

Keith S. Bair
Senior Vice President and Chief Financial Officer
Faro Technologies, Inc.
125 Technology Park
Lake Mary, Florida 32746

> **Re:** **Faro Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 000-23081**

Dear Mr. Bair:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief